

Investor Relations: Anjali Aggarwal
Media Relations: Ann Imes
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results for the Third Quarter and Nine Months Ended September 30, 2021

Company reports EPS of $3.00, Economic EPS of $4.00 in the third quarter of 2021

▶ Announced partnership with Abacus Capital Group, a real estate investment firm focused on the U.S. multifamily sector

▶ Completed investment in Parnassus Investments, the largest independent ESG-dedicated fund manager in the U.S.*

▶ Net income (controlling interest) of $128 million, Economic Net Income of $169 million

▶ Adjusted EBITDA of $228 million grew 26% year-over-year, driven by Affiliate investment performance and new investments

▶ Repurchased $100 million in common stock, bringing total year-to-date share repurchases to $390 million

WEST PALM BEACH, FL, November 1, 2021 — Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the third quarter and nine months ended September 30, 2021.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG reported growth of 26% in Adjusted EBITDA relative to the year-ago quarter, driven by strong Affiliate investment performance and excellent execution in new investments. Net client cash flows were positive, reflecting strong demand for both private market and liquid alternative strategies during the quarter. Looking ahead, we continue to actively expand our exposure to areas of secular growth, including illiquid alternatives, specialty fixed income, wealth management, Asia, and ESG, through additional investments in new Affiliates — and through supporting the growth of existing Affiliates leveraging AMG's strategic resources.

"Recently, we announced a partnership with Abacus Capital Group, an independent real estate investment manager with an impressive 17-year track record of value-add real estate investing, further enhancing our participation in private markets. With the addition of Abacus, we now have six dedicated private markets Affiliates managing more than $110 billion in aggregate client assets across more than 30 strategies. Abacus is our fourth new Affiliate investment this year, demonstrating the appeal of AMG's partnership solution set and our position as the partner of choice to high-quality independent firms around the world.

"In addition, we continue to invest in our existing Affiliates' opportunities, and in strategic support and distribution capabilities to further augment their growth. With our strong financial profile and free cash flow generation, and unique competitive advantages developed over our three-decade track record as a partner to independent firms, we are confident in our ability to continue to compound our earnings growth and create meaningful shareholder value through the consistent execution of our strategy over time."

FINANCIAL HIGHLIGHTS *(in millions, except as noted and per share data)*	Three Months Ended		Nine Months Ended	
	9/30/2020	9/30/2021	9/30/2020	9/30/2021
Operating Performance Measures				
AUM (at period end, in billions)	$ 653.5	$ 747.8	$ 653.5	$ 747.8
Average AUM (in billions)	657.9	751.8	652.2	745.8
Net client cash flows (in billions)	(14.0)	3.3	(46.0)	(12.3)
Aggregate fees	961.7	1,076.2	3,175.7	3,676.2
Financial Performance Measures				
Net income (controlling interest)	$ 71.3	$ 128.4	$ 86.3	$ 387.3
Earnings per share (diluted) [1]	1.53	3.00	1.83	8.95
Supplemental Performance Measures [2]				
Adjusted EBITDA (controlling interest)	$ 181.2	$ 227.7	$ 543.6	$ 701.8
Economic net income (controlling interest)	152.1	168.5	433.0	524.5
Economic earnings per share	3.27	4.00	9.17	12.28

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

*Investment in Parnassus Investments closed on October 1, 2021, and is not included in presentation of third quarter financial results.

Capital Management

During the third quarter of 2021, the Company repurchased approximately $100 million in common stock bringing total share repurchases to $390 million year-to-date, and announced a third-quarter cash dividend of $0.01 per share of common stock, payable November 24, 2021 to stockholders of record as of the close of business on November 10, 2021.

About AMG

AMG is a leading partner to independent active investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of high-quality partner-owned investment firms, referred to as "Affiliates," through a proven partnership approach, and allocating resources across the Company's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses and enable them to align equity incentives across generations of principals to build enduring franchises. As of September 30, 2021, AMG's aggregate assets under management were approximately $748 billion across a broad range of return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay and Presentation Information

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13724410. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, June 30, 2021	$ 223.7	$ 291.1	$ 115.5	$ 125.4	$ 755.7
Client cash inflows and commitments	12.0	10.2	3.6	5.4	31.2
Client cash outflows	(3.9)	(13.2)	(5.8)	(5.0)	(27.9)
Net client cash flows	**8.1**	**(3.0)**	**(2.2)**	**0.4**	**3.3**
Market changes	0.9	(6.1)	(0.8)	0.8	(5.2)
Foreign exchange	(1.0)	(2.3)	(0.4)	(0.5)	(4.2)
Realizations and distributions (net)	(1.1)	—	—	(0.1)	(1.2)
Other	(0.6)	—	—	—	(0.6)
AUM, September 30, 2021	$ 230.0	$ 279.7	$ 112.1	$ 126.0	$ 747.8

BY STRATEGY - YEAR TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2020	$ 216.5	$ 278.5	$ 103.5	$ 117.7	$ 716.2
Client cash inflows and commitments	29.5	29.7	17.9	18.6	95.7
Client cash outflows	(15.2)	(52.0)	(22.7)	(18.1)	(108.0)
Net client cash flows	**14.3**	**(22.3)**	**(4.8)**	**0.5**	**(12.3)**
New investments	2.6	2.9	1.1	—	6.6
Market changes	9.8	21.7	12.3	8.0	51.8
Foreign exchange	(0.6)	(0.9)	(0.1)	(0.1)	(1.7)
Realizations and distributions (net)	(10.6)	(0.1)	—	(0.1)	(10.8)
Other	(2.0)	(0.1)	0.1	—	(2.0)
AUM, September 30, 2021	$ 230.0	$ 279.7	$ 112.1	$ 126.0	$ 747.8

BY CLIENT TYPE - QUARTER TO DATE	Institutional	Retail	High Net Worth	Total
AUM, June 30, 2021	$ 409.6	$ 207.5	$ 138.6	$ 755.7
Client cash inflows and commitments	17.1	8.5	5.6	31.2
Client cash outflows	(12.6)	(11.4)	(3.9)	(27.9)
Net client cash flows	**4.5**	**(2.9)**	**1.7**	**3.3**
Market changes	(3.7)	(1.8)	0.3	(5.2)
Foreign exchange	(2.0)	(1.9)	(0.3)	(4.2)
Realizations and distributions (net)	(1.0)	(0.2)	—	(1.2)
Other	(0.9)	0.1	0.2	(0.6)
AUM, September 30, 2021	$ 406.5	$ 200.8	$ 140.5	$ 747.8

BY CLIENT TYPE - YEAR TO DATE	Institutional	Retail	High Net Worth	Total
AUM, December 31, 2020	$ 401.0	$ 189.3	$ 125.9	$ 716.2
Client cash inflows and commitments	38.6	38.3	18.8	95.7
Client cash outflows	(49.4)	(43.8)	(14.8)	(108.0)
Net client cash flows	**(10.8)**	**(5.5)**	**4.0**	**(12.3)**
New investments	4.5	1.0	1.1	6.6
Market changes	25.2	16.9	9.7	51.8
Foreign exchange	(0.7)	(1.0)	—	(1.7)
Realizations and distributions (net)	(10.2)	(0.3)	(0.3)	(10.8)
Other	(2.5)	0.4	0.1	(2.0)
AUM, September 30, 2021	$ 406.5	$ 200.8	$ 140.5	$ 747.8

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Three Months Ended	
	9/30/2020	9/30/2021
Consolidated revenue	$ 494.8	$ 575.2
Consolidated expenses:		
Compensation and related expenses	212.5	256.4
Selling, general and administrative	74.1	82.9
Intangible amortization and impairments	31.9	8.9
Interest expense	23.8	28.5
Depreciation and other amortization	4.6	4.0
Other expenses (net)	12.3	14.6
Total consolidated expenses	**359.2**	**395.3**
Equity method income (net)[3]	**17.0**	**35.9**
Investment and other income	12.7	37.5
Income before income taxes	165.3	253.3
Income tax expense	37.5	44.9
Net income	**127.8**	**208.4**
Net income (non-controlling interests)	(56.5)	(80.0)
Net income (controlling interest)	**$ 71.3**	**$ 128.4**
Average shares outstanding (basic)	46.3	41.1
Average shares outstanding (diluted)	46.5	44.3
Earnings per share (basic)	**$ 1.54**	**$ 3.12**
Earnings per share (diluted)[1]	**$ 1.53**	**$ 3.00**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Three Months Ended	
	9/30/2020	9/30/2021
Net income (controlling interest)	**$ 71.3**	**$ 128.4**
Intangible amortization and impairments	59.1	35.6
Intangible-related deferred taxes	27.0	12.0
Other economic items	(5.3)	(7.5)
Economic net income (controlling interest)	**$ 152.1**	**$ 168.5**
Average shares outstanding (adjusted diluted)	46.5	42.2
Economic earnings per share	**$ 3.27**	**$ 4.00**
Net income (controlling interest)	**$ 71.3**	**$ 128.4**
Interest expense	23.8	28.5
Income taxes	32.5	42.6
Intangible amortization and impairments	59.1	35.6
Other items	(5.5)	(7.4)
Adjusted EBITDA (controlling interest)	**$ 181.2**	**$ 227.7**

See Notes for additional information.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Nine Months Ended			
	9/30/2020		9/30/2021	
Consolidated revenue	$	1,473.2	$	1,720.6
Consolidated expenses:				
Compensation and related expenses		636.9		752.2
Selling, general and administrative		237.9		250.3
Intangible amortization and impairments		133.4		25.3
Interest expense		65.6		82.8
Depreciation and other amortization		14.7		12.5
Other expenses (net)		34.6		40.6
Total consolidated expenses		1,123.1		1,163.7
Equity method income (loss) (net)[3]		(78.8)		125.1
Investment and other income		2.9		91.1
Income before income taxes		274.2		773.1
Income tax expense		43.0		166.4
Net income		231.2		606.7
Net income (non-controlling interests)		(144.9)		(219.4)
Net income (controlling interest)	$	86.3	$	387.3
Average shares outstanding (basic)		47.1		41.8
Average shares outstanding (diluted)		47.2		44.8
Earnings per share (basic)	$	1.83	$	9.28
Earnings per share (diluted)[1]	$	1.83	$	8.95

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Nine Months Ended			
	9/30/2020		9/30/2021	
Net income (controlling interest)	$	86.3	$	387.3
Intangible amortization and impairments		341.1		111.7
Intangible-related deferred taxes		(7.1)		51.9
Other economic items		12.7		(26.4)
Economic net income (controlling interest)	$	433.0	$	524.5
Average shares outstanding (adjusted diluted)		47.2		42.7
Economic earnings per share	$	9.17	$	12.28
Net income (controlling interest)	$	86.3	$	387.3
Interest expense		65.6		82.8
Income taxes		33.7		153.2
Intangible amortization and impairments		341.1		111.7
Other items		16.9		(33.2)
Adjusted EBITDA (controlling interest)	$	543.6	$	701.8

See Notes for additional information

CONSOLIDATED BALANCE SHEET

	Period Ended	
(in millions)	**12/31/2020**	**9/30/2021**
Assets		
Cash and cash equivalents	$ 1,039.7	$ 1,128.0
Receivables	421.6	492.5
Investments in marketable securities	74.9	75.8
Goodwill	2,661.4	2,658.5
Acquired client relationships (net)	1,048.8	1,018.2
Equity method investments in Affiliates (net)	2,074.8	2,085.2
Fixed assets (net)	79.6	74.2
Other investments	257.2	357.1
Other assets	230.9	218.1
Total assets	$ 7,888.9	$ 8,107.6
Liabilities and Equity		
Payables and accrued liabilities	$ 712.4	$ 690.2
Debt	2,312.1	2,491.8
Deferred income tax liability (net)	423.4	513.9
Other liabilities	452.2	463.3
Total liabilities	3,900.1	4,159.2
Redeemable non-controlling interests	671.5	748.9
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	728.9	556.0
Accumulated other comprehensive loss	(98.3)	(83.7)
Retained earnings	4,005.5	4,391.5
	4,636.7	4,864.4
Less: treasury stock, at cost	(1,857.0)	(2,227.5)
Total stockholders' equity	2,779.7	2,636.9
Non-controlling interests	537.6	562.6
Total equity	3,317.3	3,199.5
Total liabilities and equity	$ 7,888.9	$ 8,107.6

Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock. We had junior convertible securities outstanding during the periods presented and are required to apply the if-converted method to these securities in our calculation of Earnings per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2020	9/30/2021	9/30/2020	9/30/2021
Numerator				
Net income (controlling interest)	$ 71.3	$ 128.4	$ 86.3	$ 387.3
Interest expense on junior convertible securities, net of taxes	—	4.6	—	13.9
Net income (controlling interest), as adjusted	$ 71.3	$ 133.0	$ 86.3	$ 401.2
Denominator				
Average shares outstanding (basic)	46.3	41.1	47.1	41.8
Effect of dilutive instruments:				
Stock options and restricted stock units	0.2	1.1	0.1	0.9
Junior convertible securities	—	2.1	—	2.1
Average shares outstanding (diluted)	46.5	44.3	47.2	44.8

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest) and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, gains and losses on general partner and seed capital investments, and adjustments to our contingent payment arrangements. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment arrangements), certain Affiliate equity expenses, and gains and losses on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, the potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2020	9/30/2021	9/30/2020	9/30/2021
Average shares outstanding (diluted)	46.5	44.3	47.2	44.8
Junior convertible securities	—	(2.1)	—	(2.1)
Average shares outstanding (adjusted diluted)	46.5	42.2	47.2	42.7

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

Notes (continued)

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (loss) (net):

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2020	9/30/2021	9/30/2020	9/30/2021
Equity method earnings	$ 51.3	$ 65.2	$ 171.7	$ 218.9
Equity method intangible amortization and impairments	(34.3)	(29.3)	(250.5)	(93.8)
Equity method income (loss) (net)	$ 17.0	$ 35.9	$ (78.8)	$ 125.1

Forward Looking Statements and Other Matters

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates" or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics (including COVID-19) and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings and other risks, uncertainties and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.